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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)
                             -----------------------

                            THE FAIRCHILD CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

                                    303698104
                                 (CUSIP Number)

                              JEFFREY L. BERKOWITZ
                                40 FULTON STREET
                               NEW YORK, NY 10038
                            TEL. NO.: (212) 587-2900
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                FEBRUARY 13, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
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CUSIP No. 303698104                                         Page  2  of 11 Pages
-------------------                                         --------------------
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Cramer Berkowitz Partners, L.P. (f/k/a Cramer Partners, L.P.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                      (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

     NUMBER OF                     -0-
       SHARES                 --------------------------------------------------
 BENEFICIALLY OWNED           8    SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                      850,000
        WITH                  --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   850,000
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     850,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
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
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CUSIP No. 303698104                                         Page  3  of 11 Pages
-------------------                                         --------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Berkowitz Capital & Co., L.L.C.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                      (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     NA
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

     NUMBER OF                     -0-
       SHARES                 --------------------------------------------------
 BENEFICIALLY OWNED           8    SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                      850,000
        WITH                  --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   850,000
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     850,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

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CUSIP No. 303698104                                         Page  4  of 11 Pages
-------------------                                         --------------------
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     J.L. Berkowitz & Co., L.L.C.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                      (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     NA
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

     NUMBER OF                     -0-
       SHARES                 --------------------------------------------------
 BENEFICIALLY OWNED           8    SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                      850,000
        WITH                  --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   850,000
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     850,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

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CUSIP No. 303698104                                         Page  5  of 11 Pages
-------------------                                         --------------------
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jeffrey L. Berkowitz
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                      (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     NA
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

     NUMBER OF                     -0-
       SHARES                 --------------------------------------------------
 BENEFICIALLY OWNED           8    SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                      850,000
        WITH                  --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   850,000
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     850,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

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CUSIP No. 303698104                                         Page  6  of 11 Pages
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ITEM 1.           SECURITY AND ISSUER.

                  The undersigned hereby amends the statement on Schedule 13D,

dated February 20, 1997, as amended by Amendment No. 1 dated March 21, 1997,

Amendment No. 2 dated May 7, 1997, Amendment No. 3 dated August 25, 1997,

Amendment No. 4 dated November 6, 1997, Amendment No. 5 dated December 5, 1997,

Amendment No. 6 dated October 6, 1998, Amendment No. 7 dated December 9, 1998,

Amendment No. 8 dated December 30, 1998, Amendment No. 9 dated December 9, 1999 and Amendment No. 10 dated March 15, 2000 relating to the Class A Common Stock,

par value $.10 per share, of The Fairchild Corporation, a Delaware corporation

(the "Company"), whose principal executive office is located at Washington

Dulles International Airport, 300 West Service Road, P.O. Box 10803, Chantilly,

Virginia, 20153. The Company's shares of Class A Common Stock (the "Common

Stock") are referred to herein as the "Shares." Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the statement.

ITEM 2.           IDENTITY AND BACKGROUND.

                  Item 2 of the statement is hereby amended and restated to read in its entirety as follows:

                  This statement on Schedule 13D is being filed by J.L.

Berkowitz & Co., L.L.C., a Delaware limited liability company (the "Manager"),

Berkowitz Capital & Co., L.L.C., a Delaware limited liability company (the

"General Partner"), Cramer Berkowitz Partners, L.P. (formerly Cramer Partners,

L.P.), a Delaware limited partnership (the "Partnership") and Jeffrey L.

Berkowitz (collectively the "Reporting Persons"). A copy of the Joint Filing

Agreement among the Reporting Persons is annexed hereto as Exhibit A.

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CUSIP No. 303698104                                         Page  7  of 11 Pages
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                  The Manager acts as an investment adviser to and manager of the Partnership. The address of the principal business and principal office of the Manager, the Partnership and the General Partner is 40 Fulton Street, New

York, NY 10038. The business address of Jeffrey L. Berkowitz is 40 Fulton

Street, New York, NY 10038. The present principal occupation or employment of

Jeffrey L. Berkowitz is Managing Member of the Manager.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 of the statement is hereby amended and restated to read in its entirety as follows:

                  The Shares were purchased with the personal funds of the

Partnership in the amount of $1,352,789.70.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Items 5(a), 5(b), 5(c) and 5(e) of the statement are hereby amended and restated to read in their entirety as follows:

                  (a)      This statement on Schedule 13D relates to 850,000

Shares beneficially owned by the Reporting Persons, which constitute approximately 3.8% of the issued and outstanding Shares.

                  (b)      The Partnership, the General Partner, and the Manager

have sole voting and dispositive power with respect to Shares owned by the

Partnership. Jeffrey L. Berkowitz has shared voting and dispositive power with respect to the Partnership's 850,000 Shares.

                  (c)      In the last 60 days, the Reporting Persons purchased

or sold Shares on the dates, in the amounts and at the prices set forth on

Exhibit B attached hereto and incorporated by reference herein. All of such sales were made on the open market.

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CUSIP No. 303698104                                         Page  8  of 11 Pages
-------------------                                         --------------------

                  5(e)     As of the close of business on February 14, 2001, the

Reporting persons ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                  ISSUER.

                  Item 6 of the Statement is amended by deleting on the second line the number "1,500,000" and replacing it with the number "850,000."

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CUSIP No. 303698104                                         Page  9  of 11 Pages
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                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct. Dated: February 15, 2001


                              CRAMER BERKOWITZ PARTNERS, L.P.


                              By:  Berkowitz Capital & Co., L.L.C.
                                      its general partner


                              By:  /s/ Jeffrey L. Berkowitz
                                   --------------------------------------------
                                   Name:   Jeffrey L. Berkowitz
                                   Title:  Managing Member


                              BERKOWITZ CAPITAL & CO., L.L.C.


                              By:  /s/ Jeffrey L. Berkowitz
                                   --------------------------------------------
                                   Name:   Jeffrey L. Berkowitz
                                   Title:  Managing Member


                              J.L. BERKOWITZ & CO., L.L.C.


                              By:  /s/ Jeffrey L. Berkowitz
                                   --------------------------------------------
                                   Name:   Jeffrey L. Berkowitz
                                   Title:  Managing Member


                              /s/  Jeffrey L. Berkowitz
                              -------------------------------------------------
                              Jeffrey L. Berkowitz

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CUSIP No. 303698104                                         Page  10 of 11 Pages
-------------------                                         --------------------

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT
                           PURSUANT TO RULE 13D-(k)(1)


         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

Dated as of February 15, 2001

                              CRAMER BERKOWITZ PARTNERS, L.P.


                              By:  Berkowitz Capital & Co., L.L.C.
                                      its general partner


                              By:  /s/ Jeffrey L. Berkowitz
                                   --------------------------------------------
                                   Name:   Jeffrey L. Berkowitz
                                   Title:  Managing Member


                              BERKOWITZ CAPITAL & CO., L.L.C.


                              By:  /s/ Jeffrey L. Berkowitz
                                   --------------------------------------------
                                   Name:   Jeffrey L. Berkowitz
                                   Title:  Managing Member


                              J.L. BERKOWITZ & CO., L.L.C.


                              By:  /s/ Jeffrey L. Berkowitz
                                   --------------------------------------------
                                   Name:   Jeffrey L. Berkowitz
                                   Title:  Managing Member


                              /s/  Jeffrey L. Berkowitz
                              -------------------------------------------------
                              Jeffrey L. Berkowitz

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CUSIP No. 303698104                                         Page  11 of 11 Pages
-------------------                                         --------------------

                                                                       EXHIBIT B


                   TRANSACTIONS IN COMMON STOCK OF THE COMPANY
                           WITHIN THE LAST SIXTY DAYS


                         NO. OF SHARES
         TRADE DATE      PURCHASED/SOLD      COST PER SHARE      TYPE
         ----------      --------------      --------------      ----

          1/2/01              188,300             $6.5             S

          1/3/01               18,300              5.6817          S

          1/4/01                3,200              5.6055          S

          1/5/01               10,000              5.6438          S

          1/9/01                2,200              5.75            S

          1/10/01              17,000              5.75            S

          2/13/01             188,300              6.50            S

          2/14/01             218,300              6.5049          S

          2/15/01              93,400              6.3648          S